UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CADRE HOLDINGS, INC.
(Exact Name of registrant as specified in its charter)

Delaware	001-40698	38-3873146
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

13386 International Pkwy Jacksonville, Florida	32218
(Address of principal executive offices)	(Zip Code)

Blaine Browers (904) 741-5400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of this Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on the Internet website of Cadre Holdings, Inc. (the “Company”) at https://www.cadre-holdings.com/ under the tab “All SEC Filings” within the section called “SEC Filings”. The information contained on the Company’s website is not incorporated by reference into this Form SD or the Company’s Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Cadre Holdings, Inc. Conflict Minerals Report for the year ended December 31, 2023, as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CADRE HOLDINGS, INC.

By:	/s/ Blaine Browers	Date: May 31, 2024
Name: Blaine Browers
Title: Chief Financial Officer